U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 or 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2004

Commission File Number 1-31722

DRC RESOURCES CORPORATION

(Exact name of registrant as specified in its charter)

595 Howe Street, Suite #601, Vancouver, British Columbia, Canada  V6C 2T5

(604) 687-1629

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F __X__           Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(1): ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _X__          No __ _

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- 713___.

EXHIBIT INDEX

The following is a list of Exhibits included as part of this Report on Form 6-K.

Notice of Change of Auditor dated September 17, 2004

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DRC RESOURCES CORPORATION
(Registrant)

Date: September 21, 2004	By:	"Sharon L. Ross"
Sharon L Ross, Corporate Secretary/Director

DRC RESOURCES CORPORATION ("the Company")
Suite 601 - 595 Howe Street
Vancouver, BC   V6C 2T5
t: 604-687-1629  f: 604-687-2845

Beauchamp & Company

Chartered Accountants

#205-788 Beatty Street

Vancouver, BC

V6B 2M1

DeVisser Gray
Chartered Accountants
Suite 401, 905 West Pender Street
Vancouver, British Columbia
V6C 1L6

Dear Sirs:

Re:

Notice of Change of Auditor

Pursuant to National Policy No. 31

To comply with the financial filing requirements for a United States registered company, the Directors of the Company have appointed DeVisser Gray, Chartered Accountants, a registrant with the United States Public Company Accounting Oversite Board (PCAOB), as auditors for the Company.

We confirm that Beauchamp and Company Chartered Accountants were asked and have agreed to resign as auditors for the Company and that DeVisser Gray, Chartered Accountants, have agreed to act as the Company's auditor effective immediately and on an ongoing basis.

There have been no reportable disagreements with Beauchamp and Company Chartered Accountants, and there have been no adverse, qualified or denied audit opinions contained in the auditors' reports on the Company's annual financial statements for the preceding two fiscal years, and there are no similar reservations contained in any auditors' report or comments on interim financial information for any subsequent period preceding the date of this notice.

The proposal to change the Company's auditors has been considered and approved by the Audit Committee and the Board of Directors of the Company, and is further subject to the approval of the shareholders of the Company, which will be sought at the Company's next annual general meeting.

DATED at Vancouver, British Columbia this 17th day of September, 2004.

BY ORDER OF THE BOARD

DRC RESOURCES CORPORATION

"Sharon L. Ross"

Sharon L. Ross
Corporate Secretary and Director